1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684•6365
Fax 604 684•8092
Toll Free 1 800 667•2114
www.continentalminerals.com

CONTINENTAL SECURITYHOLDERS APPROVE ARRANGEMENT

April 25, 2011 Vancouver, BC – Continental Minerals Corporation (TSX-V:KMK, OTCBB:KMKCF) (“Continental” or the “Company”) announces that at the reconvened special securityholders meeting held on April 22, 2011, securityholders of Continental passed the special resolutions required to approve the Arrangement by wide margins. Similarly, a vote of disinterested shareholders, which excluded Jinchuan, passed by a wide margin. The remaining principal condition to completion of the Arrangement, which is scheduled for April 29, 2011, is the final court order which is expected to be sought on Wednesday April 27, 2011 from the British Columbia Supreme Court at the Vancouver Court House, 800 Smythe Street, Vancouver, BC, at 10 am or as soon thereafter as Continental’s legal counsel can be heard. Any securityholder wishing to be heard in the matter must file an appearance before then. The Company expects to halt trading in the common and preferred shares of the Company at the opening on April 29, 2011 to allow completion of the Arrangement and assuming completion, the common and preferred shares will be delisted from the TSX Venture Exchange the following week.

Advisors

BMO Capital Markets is sole financial advisor to Continental in connection with the proposed Arrangement. McCarthy Tétrault LLP acts as counsel to the special committee of the Board and McMillan LLP acts as general counsel to Continental.

Riverstone Advisory (formerly known as Sino Resources Capital Pty Ltd.) and Blake, Cassels & Graydon LLP are the financial and legal advisors to Jinchuan respectively in respect of the Arrangement.

About Continental

Continental is a TSX Venture Exchange-listed resource company associated with the Vancouver-based Hunter Dickinson group of mining companies. Since 2005, Continental has focused on exploring and unlocking the value of its large Xietongmen copper-gold property in Tibet Autonomous Region, PRC.

About Jinchuan

Jinchuan is a large China-based mining group and has agreed, subject to shareholders approvals and other customary conditions, to acquire Continental through a statutory plan of arrangement process. The transaction values the common equity of Continental at approximately C$431 million. The acquisition is subject to the terms and conditions of an Arrangement Agreement, as amended, which is filed on SEDAR and described in the original Management Information Circular of January 17, 2011 as augmented by the final Supplement dated April 7, 2011.

Additional Information and Where to Find It

Continental and Jinchuan Group Ltd. have filed a Schedule 13E-3 with the SEC on March 23, 2011 in connection with the proposed Arrangement. The Schedule 13E-3 contains additional information regarding the Arrangement, including, without limitation, information regarding the special meeting of shareholders of Continental Minerals Corporation that will be called to consider the proposed Arrangement. The Schedule 13E-3 contains important information about the parties to the Arrangement, the proposed Arrangement and related matters. Investors and shareholders should read the Schedule 13E-3 (and any amended Schedule 13E-3) and the other documents filed with the SEC in connection with the proposed Arrangement carefully before they make any decision with respect to the proposed Arrangement. A copy of the Plan of Arrangement, as amended with respect to the proposed Arrangement is an exhibit to the Schedule 13E-3.

The Schedule 13E-3 and all other documents filed with the SEC in connection with the proposed Arrangement are available free of charge at the SEC's web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:

Continental Investor Relations

Attention: Susie Bell
Toll Free: 1-800-667-2114
Ph: (604) 684-6365
Fax: (604) 684-8092
Email: info@hdgold.com

Laurel Hill Advisory Group 1 888 268 4302

Cautionary Notes Regarding Forward-Looking Statements and No Regulatory Review

This press release contains “forward-looking statements” within the meaning of applicable Canadian securities laws concerning the likelihood of the Arrangement completing. Although Continental has attempted to identify important factors and conditions that could prevent the Arrangement from completing there may be other conditions or factors that are yet to be determined based in part on the present need to secure shareholder, regulatory and other approvals and complete, regulatory filings and Court documents. There can be no assurance that Continental’s identification of conditions and completion factors will prove to be complete or accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should understand completion of the Arrangement is not certain and they should. not place undue reliance on forward- looking statements. Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this news release.